EXHIBIT 99.1

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS ANNOUNCES DELAY IN REPORTING FISCAL 2020

RESULTS DUE TO CORONAVIRUS

HONG KONG – July 30, 2020-- Highway Holdings Limited (Nasdaq:HIHO) today said the company will not meet a previously announced July 31, 2020 target date for reporting its fiscal 2020 year-end results, and the filing of the Annual Report on Form 20-F.

The company attributed the delay to the global pandemic, particularly the related restrictions on travel to and from its operations in China and Myanmar from Hong Kong.

The company said this delay will not impact the filing of its proxy statement and the scheduling of its annual meeting of shareholders in Los Angeles, California, which will be held in early October 2020.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are in Hong Kong, and its manufacturing facilities are in Shenzhen in the People’s Republic of China and in Yangon in Myanmar.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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